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18005272

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received
MAR 01 2018
WASH D.C.

SEC FILE NUMBER
8-69807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUCKLER SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 OCEAN BEACH DRIVE, SUITE 201
(No. and Street)

VERO BEACH	FL	32963
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EG.

yw

OATH OR AFFIRMATION

I, JAMES MOUNTAIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUCKLER SECURITIES LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BLANE S. PEREZ
Notary Public - State of Florida
Commission # GG 046805
My Comm. Expires Mar 7, 2021
Bonded through National Notary Assn.

Blane S. Perez
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKLER Securities LLC

Statement of Financial Condition

For the Year Ended December 31, 2017

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
BUCKLER Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BUCKLER Securities LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2017.

EISNERAMPER LLP
New York, New York
February 27, 2018

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 1,020,280
Securities purchased under agreements to resell	2,905,890,486
Receivables and deposits with brokers, dealers and clearing organizations	33,545,641
Financial instruments owned, at fair value	3,000,000
Prepaid expenses and other	80,525
TOTAL ASSETS	$ 2,943,536,932
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Securities sold under agreements to repurchase	$ 2,837,099,372
Accounts payable and other accrued expenses	599,585
TOTAL LIABILITIES	2,837,698,957
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	105,000,000
MEMBER'S EQUITY	837,975
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,943,536,932

See Accompanying Notes to Statement of Financial Condition.

Notes to Statement of Financial Condition
For the year ended December 31, 2017

1. Organization and Nature of Business

BUCKLER Securities LLC (the "Company") is a Delaware limited liability company established on April 28, 2016. The Company is owned in part by ARMOUR Capital Management LP ("ACMLP"), ARMOUR TRS Inc ("ATRS") and several individuals (collectively the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission and effective April 27, 2017, became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. The Company began clearing operations on October 25, 2017.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying statement of financial condition has been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

a) Cash

Cash consists of cash on deposit with financial institutions. The Company maintains cash balances which is held at primarily one financial institution and, at times may exceed federally insured limits. In the event of a financial institution's insolvency, the recovery of losses may be limited. The Company attempts to mitigate the risk of loss by depositing funds with large financial institutions. At December 31, 2017, the Company held cash in excess of secured limits of $770,280.

b) Special Reserve Account

The Company is required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" (the "Reserve Account") according to SEC Rule 15c3-3. The Reserve Account was established on September 25, 2017 and the Company makes weekly computations to determine the need to deposit funds in the account. As of December 31, 2017, the balance of the Reserve Account was zero in accordance with required determinations.

c) Receivables, Payables and Deposits with Brokers, Dealers and Clearing Organizations

Amounts receivable and deposits from brokers, dealers and clearing organization at December 31, 2017 consist of the following:

Clearing Corporation Deposits, Cash	$ 30,716,410
Receivable from Clearing Corporation	2,028,700
Receivable from Clearing Broker	800,531
	$ 33,545,641

d) Financial Instruments Owned

Financial instruments owned consist of money market funds invested in U.S. Treasury Bills and Notes. They are carried at fair value.

e) Income Taxes

The Company is a Limited Liability Company and is treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes.

f) Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. See Note 7 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards.

Under a typical reverse repurchase agreement, the Company purchases Mortgage Backed Securities ("MBS") from a borrower in exchange for cash and agree to sell the same securities in the future in exchange for a price that is higher than the original purchase price. The difference between the purchase price originally paid and the sale price represents interest received from the borrower. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Repurchase agreements bear interest rates that have historically moved in close relationship to the Federal Funds Rate and the London Interbank Offered Rate ("LIBOR"). Under repurchase agreements, the Company sells securities to a lender and agree to repurchase the same securities in the future for a price that is higher than the original sales price. The difference between the sales price that the Company receives and the repurchase price that it pays represents interest paid to the lender. A repurchase agreement operates as a financing arrangement under which securities are pledged as collateral to secure a loan which is equal in value to a specified percentage of the estimated fair value of the pledged collateral. The Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase agreement, the Company is required to repay the loan and concurrently receive back it's pledged collateral from the lender or, with the consent of the lender, the Company may renew such agreement at the then prevailing interest rate. The repurchase agreements may require the Company to pledge additional assets to the lender in the event the estimated fair value of the existing pledged collateral declines.

Reverse repurchase agreement receivables and repurchase agreement liabilities are presented net when they meet certain criteria, including being with the same counterparty, being governed by the same Master Repurchase Agreement ("MRA"), settlement through the same brokerage or clearing account and maturing on the same day.

As of December 31, 2017, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements.

As of December 31, 2017, the Company has received securities with market values of $3,021,275,523 under reverse repurchase agreements and pledged securities with market values of $2,835,000,000 under repurchase agreements, after netting. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

3. Clearing Arrangement with FICC and Concentration of Credit Risk

At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty.

At December 31, 2017, included in securities sold under agreements to repurchase on the statement of financial condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting applied to the FICC reverse repurchase agreements and FICC repurchase agreements balances. The following table presents as of December 31, 2017, the gross and net securities purchases under reverse repurchase agreements and the sold under the repurchase agreements.

	Gross balance	Amounts netted on the Statement of Financial Condition	Balance Sheet
Assets			
Securities purchased under agreements to resell	$3,075,916,411	$170,025,925	$2,905,890,486
Liabilities			
Securities sold under agreements to repurchase	$3,007,125,297	$170,025,925	$2,837,099,372

No other netting has been applied to the reverse repurchase agreement and repurchase agreement balances. At December 31, 2017 the Company had one customer whose individual balances accounted for 100% of the net total securities purchased under agreements to resell on the statement of financial condition.

4. Subordinated Loans

During the year, the Company entered into three subordinated loan agreements. One agreement, which is a subordinated debt loan, was entered into with ARMOUR Residential REIT (an "Affiliate"). Two separate agreements, which are subordinated equity loans, were entered into with ATRS. Subordinated liabilities as of December 31, 2017 include the following:

ARMOUR Residential REIT due 2/27/2019	$ 65,000,000
ATRS due 4/21/2020	25,000,000
ATRS due 8/31/2020	15,000,000
	$ 105,000,000

The loans have a stated interest rate of 0%. In addition to interest calculated at the stated rate of 0% the Company is required to pay additional interest ("Additional Interest") an amount equal to the amount of interest earned by the Company upon the investment of the proceeds of the loans in any securities, cash balances or other assets held in any clearing account, reserve account, liquidity account, sweep account, bank account, brokerage account or other similar account. If the proceeds of the loans are commingled with other funds for the purpose of such investments, the earnings therefrom shall be equitably pro-rated for purposes of calculating the amount of Additional Interest payable. The Additional Interest is calculated quarterly in arrears and is required to be paid to within fifteen business days of the close of each calendar quarter. Interest on the loans for 2017 was paid subsequent to year end and amounted to $280,070. The interest on the loans was included in accrued expenses in the accompanying statement of financial condition.

The Company may repay the loans at its option after obtaining FINRA approval all or a portion of the principal amounts any time subsequent to one year from the effective date of the loans.

The subordinated loans meet the requirements to be allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Related Party Transactions

Securities Purchased Under Agreements to Resell

As of December 31, 2017 the Company entered into reverse repurchase agreements with ARMOUR Residential REIT ("ARR"), an entity that is an affiliate. As of December 31, 2017 the Company had $2,905,890,486 of open reverse repurchase agreements with ARR.

Expense Sharing Agreement with ARMOUR Capital Management LP

The Company has entered into an expense and office sharing agreement with ACMLP for the provision by ACMLP of certain services and access to certain resources of ACMLP to the Company. The Company receives a monthly allocation from ACMLP of certain office costs including the cost of certain employees providing services to the Company in accordance with the agreement. Commencing in 2018 certain former employees of ACMLP have become employees of the Company. As of December 31, 2017, there was no balance owed to ACMLP.

Notes to Statement of Financial Condition
For the year ended December 31, 2017

6. Commitments and Contingencies

Software License and Technology Commitments
The Company has entered into an open ended software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide the Company certain software and maintenance services.

Leases
On September 1, 2017, the Company signed a 3 year lease agreement for office space in Greenwich, Connecticut. Minimum lease liability under the agreement is as follows:

Year ended December 31, 2018	$	94,241
Year ended December 31, 2019		96,232
Year ended December 31, 2020		65,039
	$	255,512

General
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

7. Fair Value Option for Resale and Repurchase Agreements

The financial instruments guidance in ASC 825 Financial Instruments ("ASC 825) provides a measurement basis election for most financial instruments and ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has not elected the fair value option for resale agreements and repurchase agreements.

8. Fair Value of Measurement

ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company's valuation techniques for financial instruments use observable and unobservable inputs. Observable inputs reflect readily obtainable data from third party sources, while unobservable inputs reflect management's market assumptions. The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 Inputs - Quoted prices for identical instruments in active markets.

Level 2 Inputs - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs - Prices determined using significant unobservable inputs. Unobservable inputs may be used in situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period). Unobservable inputs reflect management's assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within Level 1 as observable prices were readily available. The carrying amounts of the Company's financial assets and liabilities, including cash, receivables and deposits with clearing organization, payables, certain securities purchased under agreements to resell, and certain securities sold under agreements to repurchase approximate fair value because of the short-term maturity of these instruments.

At December 31, 2017, the Company had Level 1 assets that consisted of money market funds valued at $3,000,000.

Notes to Statement of Financial Condition
For the year ended December 31, 2016

8. Fair Value of Measurement (Continued)

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value, due to their short-term nature. These instruments include cash; certain securities purchased under agreements to resell; accrued interest receivable and certain securities sold under agreements to repurchase.

		Estimated Fair Value Hierarchy			Total Fair Value
Financial Assets	**Carrying Value**	**Level 1**	**Level 2**	**Level 3**	**December 31, 2017**
Cash	$ 1,020,280	$ 1,020,280	$ -	$ -	$ 1,020,280
Securities Purchased under agreements to resell	2,905,890,486	-	2,905,890,486	-	2,905,890,486
Receivables and deposits with brokers, dealers and clearing organizations	33,545,641	-	33,545,641	-	33,545,641
Accrued interest receivable	18,721	-	18,721	-	18,721
	$ 2,940,475,128	$ 1,020,280	$ 2,939,454,848	$ -	$ 2,940,475,128
Liabilities					
Securities sold under agreements to repurchase	$ 2,837,099,372	$ -	$ 2,837,099,372	$ -	$ 2,837,099,372
Subordinated loans	105,000,000	-	105,000,000	-	105,000,000
	$ 2,942,099,372	$ -	$ 2,942,099,372	$ -	$ 2,942,099,372

9. Securities Financing

In accordance with FASB ASC 860-30-50-7, the following table presents, as of December 31, 2017, remaining contractual maturity of the gross securities purchased under agreements to resell.

	Overnight and open	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities purchased under agreements to resell - MBS	170,025,952	-	2,426,644,452	479,246,033	3,075,916,411

Note that the collateral pledged as part of repurchase and resell agreements are subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company (under a repurchase agreement) or a customer (under a resale agreement) may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market value of the collateral posted is reviewed by the Custodian's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2017, the Company had net capital of $105,716,171 which was $105,466,171 in excess of its required net capital of $250,000.